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Exhibit 2.3

AMENDED AND RESTATED DISTRIBUTION AGREEMENT

        THIS AMENDED AND RESTATED DISTRIBUTION AGREEMENT (this "Restated Distribution Agreement") is entered into as of this 8th day of October, 2002 by and among MEDTRONIC, INC., a Minnesota corporation and MACROPORE BIOSURGERY, INC., formerly known as MacroPore, Inc., a Delaware corporation.

RECITALS

        WHEREAS, Medtronic, Inc. and MacroPore, Inc. entered into that certain Distribution Agreement dated January 5, 2000, as amended by Amendment No. 1 to Distribution Agreement dated December 22, 2000 (as amended, the "Distribution Agreement") pursuant to which MacroPore, Inc. appointed Medtronic, Inc. as MacroPore, Inc.'s exclusive distributor of Products in the Cranial Field (as such terms are defined in the Distribution Agreement), under terms and conditions set forth in the Distribution Agreement; and

        WHEREAS, Medtronic PS Medical, Inc. (a wholly-owned subsidiary of Medtronic, Inc., hereinafter referred to as Medtronic PS Medical) and MacroPore Biosurgery, Inc. have entered into an Asset Purchase Agreement dated September 30, 2002 (the "Asset Purchase Agreement") whereby Medtronic PS Medical has agreed to acquire the Specified Assets (as defined in the Asset Purchase Agreement) of MacroPore Biosurgery, Inc.; and

        WHEREAS, it is a condition to Medtronic PS Medical's willingness to purchase the Specified Assets that the parties enter into this Restated Distribution Agreement; and

        WHEREAS, after consummation of the Asset Purchase Agreement, MacroPore is precluded from manufacturing and marketing Products in the Cranial Field, except as a backup supplier to Medtronic PS Medical as contemplated by the Asset Purchase Agreement, and this Restated Distribution Agreement is intended only to cover that backup supply relationship. The parties intend that the Distribution Agreement, as in effect before this Restated Distribution Agreement, shall govern the supply/distribution arrangements which existed before the date of consummation of the Asset Purchase Agreement. Finally, the parties confirm that from and after the date of this Restated Distribution Agreement, Medtronic shall have no rights under this Restated Distribution Agreement (or under the prior Distribution Agreement) to distribute any Products (or other MacroPore products) for use outside of the Cranial Field.

        NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties mutually agree as follows:

ARTICLE 1
DEFINITIONS

        1.1)    Specific Definitions.    As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

        "Affiliate" of a specified person (natural or juridical) means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "Control" shall mean ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting power in the case of a business entity other than a corporation.

        "Agreement" means this Restated Distribution Agreement and all Exhibits and Schedules hereto.

        "Confidential Information" means know-how, trade secrets, and unpublished information disclosed (whether before or during the term of this Agreement) by one of the parties (the "disclosing party") to the other party (the "receiving party"), and which is marked as proprietary or confidential as provided below, excluding information that:

          (a)  was already in the possession of receiving party prior to its receipt from the disclosing party (provided that the receiving party is able to provide the disclosing party with reasonable documentary proof thereof);

          (b)  is or becomes part of the public domain by reason of acts not attributable to the receiving party;

          (c)  is or becomes available to receiving party from a source other than the disclosing party which source, to the best of receiving party's knowledge, has rightfully obtained such information and has no obligation of nondisclosure or confidentiality to the disclosing party with respect thereto;

          (d)  is made available by the disclosing party to a third party unaffiliated with the disclosing party on an unrestricted basis;

          (e)  is independently developed by the receiving party completely without reference to any Confidential Information of the disclosing party, as evidenced by the receiving party's written records; or

          (f)    has been or must be publicly disclosed by reason of legal, accounting or regulatory requirements beyond the reasonable control, and despite the reasonable efforts, of the receiving party.

        All Confidential Information disclosed by one party to the other under this Agreement shall be in writing and bear a legend "Proprietary," "Confidential" or words of similar import or, if disclosed in any manner other than writing, shall be followed by confirmation that such information is confidential by the disclosing party within 30 days.

        Specific aspects or details of Confidential Information shall not be deemed to be within the public domain merely because the aspects or details of the Confidential Information is embraced by general disclosures in the public domain. In addition, any combination of Confidential Information shall not be considered in the public domain or in the prior possession of the receiving party merely because individual elements thereof are in the public domain or in the prior possession of the receiving party unless the combination and its principles are in the public domain or in the prior possession of the receiving party.

        "Cranial Field" means any skeletal fixation and/or reconstruction application in each case and only to the extent that the application pertains to neurosurgery (cranial and skull base only), craniomaxillofacial, oral maxillofacial, reconstructive (head/face only), otolaryngology, orthognathic, mandibular, plastic surgery (head/face only), and/or iliac crest.

        "Direct Manufacturing Cost" of MacroPore with respect to a Product for a particular period means MacroPore's per unit average direct material, direct labor and variable manufacturing overhead costs for such Product during such period.

        "FDA" means the United States Food and Drug Administration.

        "Force Majeure" means any event or condition, not existing as of the date of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of either party, which prevents in whole or in material part the performance by one of the parties of its obligations hereunder, such as an act of government, war or related actions, civil insurrection, riot, sabotage, strike, epidemic, fire, flood, windstorm, and similar events.

        "Knowledge" means actual knowledge of a fact or the knowledge that such person could reasonably be expected to have based on reasonable inquiry. The "knowledge" of an entity shall include the knowledge of such entity's employees.

        "MacroPore" means MacroPore Biosurgery, Inc. and its Affiliates.

        "Medtronic" means Medtronic, Inc. and its Affiliates.

        "Products" means all products, devices, systems and instruments now or hereafter during the Term (as defined in Section 10.1) of this Agreement developed, manufactured, produced or sold by MacroPore that may be used in the Cranial Field, including but not limited to MacroPore's MacroSorb™ product line, the "Faster Resorbing Polymer" (as defined in the Asset Purchase Agreement) and similar products, and those "Accessories" (as referenced in Section 5.7 of the Asset Purchase Agreement) that are manufactured (in whole or in part) by MacroPore, including all components thereof and accessories thereto, and any modifications, improvements, substitutions and future generations of such products made by or under the authority of MacroPore during the Term, and also including those "special order" customized Products currently made by MacroPore. MacroPore's bioabsorbable TS surgical film (Surgi-Wrap™); bioresorbable drug delivery products, systems and devices; stem cell products, systems and devices; and growth factors are specifically excluded from this definition of Products.

        "Product Liability Damages" means any liability, claim or expense, including but not limited to reasonable attorneys' fees and medical expenses, arising in whole or in part out of claims of third parties for personal injury or loss of or damage to property relating to or arising out of the Products, whether based on strict liability in tort, negligent manufacture of product, or any other allegation of liability arising directly from the design, testing, manufacture, packaging, labeling (including instructions for use), or sale of the Products.

        "Specifications" means MacroPore's current specifications for the Products, as the same may be amended from time to time by MacroPore in compliance with this Agreement.

        1.2)    Other Terms.    Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

        1.3)    Definitional Provisions.

          (a)  The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

          (b)  The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

          (c)  References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.

          (d)  The term "person" includes any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or government or any department or agency thereof.

          (e)  The term "dollars" or "$" shall refer to the currency of the United States of America.

          (f)    All references to time shall refer to Minneapolis, Minnesota time.

ARTICLE 2.
GENERAL OBLIGATIONS OF MEDTRONIC

        2.1)    Quality Control.    Medtronic agrees to follow reasonable quality control standards with respect to the storage, preservation, sale and use of the Products purchased under this Restated Distribution Agreement. Medtronic shall make no representations or warranties concerning such Products other than as made to Medtronic by MacroPore or as otherwise may be agreed by the parties.

        2.2)    Import Approvals.    Except for existing import licenses, which MacroPore shall assign or transfer to Medtronic, Medtronic shall be responsible for obtaining all import licenses and permits as may be required to import the Products into countries as selected by Medtronic in accordance with then prevailing laws and regulations of such countries. All such filings and registrations of the Products shall be owned by Medtronic and shall be obtained and maintained in the name of Medtronic, whenever feasible in accordance with prevailing laws and regulations. MacroPore shall cooperate fully with Medtronic in its efforts to obtain any such approvals.

ARTICLE 3.
GENERAL OBLIGATIONS OF MACROPORE

        3.1)    Manufacture and Supply of Products.    MacroPore shall manufacture Products in accordance with the Specifications and to ship such Products to Medtronic (i.e., Medtronic PS Medical) in the quantities ordered by Medtronic (i.e., Medtronic PS Medical) pursuant to Article 4 of this Restated Distribution Agreement as needed by Medtronic as backup supply as contemplated by Section 5.7 of the Asset Purchase Agreement. MacroPore shall be responsible for packaging in accordance with packaging specifications to be mutually agreed upon by Medtronic and MacroPore, and for any necessary sterilization of Products purchased under this Restated Distribution Agreement in accordance with the Specifications.

        3.2)    Good Manufacturing Practices/Quality Systems Regulations.    MacroPore shall be responsible for compliance with present and future applicable statutes, laws, ordinances and regulations of national, federal, state and local governments now or hereafter in effect relating to the design, manufacture and/or quality of Products. Without limitation of the foregoing, MacroPore represents and warrants to Medtronic that all Products sold and delivered to Medtronic under this Restated Distribution Agreement will have been designed, manufactured and labeled in accordance with all applicable requirements. MacroPore shall cause Medtronic's regulatory personnel to be provided with reasonable access from time to time to the facilities and records of MacroPore for the purpose of confirming MacroPore's compliance with this Section 3.2.

ARTICLE 4.
ORDERS FOR PRODUCTS

        4.1)    Purchase Orders.    Medtronic shall submit purchase orders for Products to MacroPore in writing, whether by mail, telecopier, or otherwise. Each purchase order shall, at a minimum, set forth the product numbers, quantities, delivery dates, and shipping instructions and shipping addresses for all Products ordered. Each purchase order shall be subject to and governed by the terms of this Agreement. Purchase orders shall be binding upon MacroPore to the extent submitted at least 60 days in advance of the earliest scheduled delivery date for such order. Orders placed for Products containing the "Faster Resorbing Polymer" and similar products require six months' advance notice (or as otherwise required by the raw material supplier) prior to the earliest scheduled delivery date to be binding, unless MacroPore has on hand, or Medtronic supplies to MacroPore (with a corresponding Transfer Price reduction to reflect Medtronic's supply of the raw material), adequate raw material to produce such orders. No partial shipment of an order shall constitute the acceptance of the entire order, absent the written acceptance of such entire order. The terms and conditions of this Restated

Distribution Agreement shall so govern and supersede any additional or contrary terms set forth in Medtronic's purchase order or any MacroPore or Medtronic acceptance, confirmation, invoice or other document unless duly signed by an officer of Medtronic and an officer of MacroPore and expressly stating and identifying which specific additional or contrary terms shall supersede the terms and conditions of this Restated Distribution Agreement. Medtronic will place orders as necessary, with all such purchase orders submitted at least 60 days in advance of the earliest scheduled delivery date for such order (subject to the "Faster Resorbing Polymer" exception as specified above in this Section 4.1). For certain products it may be necessary to temporarily transfer certain molds or other Specified Assets, including tooling, to MacroPore's facility to complete manufacturing. Medtronic agrees to cooperate and bear the entire cost and risk of such transfer if and when such transfers are required, subject to MacroPore's obligation to use reasonable care to protect and maintain such assets.

        4.2)    Modification of Orders.    Medtronic may cancel or reschedule purchase orders for Products only with MacroPore's prior written approval. Notwithstanding the foregoing, any purchase order may be cancelled by Medtronic as to any Products that are not delivered within 60 days after the delivery date requested by Medtronic pursuant to a purchase order, and any such cancellation shall not limit or affect any contract remedies available to Medtronic with respect thereto. Any such cancellation by Medtronic must be by written notice to MacroPore given within 10 business days after such 60th day.

        4.3)    Delivery Terms.    Subject to MacroPore's obligations in Section 3.2 above, all deliveries of Products shall be F.O.B. MacroPore's facility in California. Except as otherwise provided in Article 7 or Article 9 below, MacroPore shall have no further responsibility for risk of damage to or loss or delay of Products after their delivery at the aforesaid F.O.B point. All Product deliveries shall be made by a common carrier specified by Medtronic or, in the event that no carrier shall have been specified by Medtronic on or before the date 15 days prior to the requested shipment date, a reputable common carrier selected by MacroPore.

        4.4)    Product Changes.    MacroPore shall not, without Medtronic's prior written consent, modify the Specifications for a Product in a manner that materially affects the performance or regulatory approval status of the Product or materially increases Medtronic's costs or expenses.

ARTICLE 5.
PRICES AND PAYMENTS

        5.1)    Prices.    The purchase price per unit of Products to Medtronic under this Restated Distribution Agreement ("Transfer Prices") shall be as set forth on Exhibit A attached hereto. MacroPore represents that such Transfer Price for each Product equals MacroPore's Direct Manufacturing Cost for such Product during the 12-month period ended June 30, 2002.

        5.2)    Payment Terms.    Payments made by Medtronic for Products purchased hereunder shall be due and payable in full within 30 days after the date of invoice by MacroPore. Any payments due hereunder which are not paid on the date such payments are due shall bear interest at the lesser of one and one-half percent (1 1/2%) per month or the maximum rate permitted by law, calculated on the number of days such payment is delinquent. This Section 5.2 shall in no way limit any other remedies available to MacroPore.

        5.3)    Taxes.    The Transfer Prices for Products established pursuant to this Article 5 do not include any sales, use, value added or similar taxes, customs, duties, or tariffs imposed by any governmental authority or agency on Products or any components thereof that are imported by Medtronic into any country (other than taxes on the net income of MacroPore), and Medtronic shall bear all such taxes and duties. MacroPore shall be required to take appropriate steps to minimize imposition of such taxes by filing sales exemption certificates and taking similar actions where applicable to the seller. When MacroPore has the legal obligation to collect and/or pay such taxes, the appropriate amount shall be added to Medtronic's invoice and paid by Medtronic, unless Medtronic provides MacroPore with a valid tax exemption certificate authorized by the appropriate taxing authority. Medtronic shall not be obligated to pay or reimburse MacroPore for taxes that are not imposed on the sale of Product to Medtronic.

ARTICLE 6.
EMPLOYEES

        6.1)    Offers of Employment.    Medtronic shall have the right to interview and offer employment to some or all of MacroPore's Craniomaxillofacial / Neurosurgery employees set forth on Section 5.9 of the Disclosure Letter relating to of the Asset Purchase Agreement for a period of 90 days after the date of consummation of the Asset Purchase Agreement. Those employees of MacroPore that accept such employment with Medtronic are referred to herein as "Hired Employees." The employment of all Hired Employees will be at will. Medtronic will set its own initial terms and conditions of employment for Hired Employees and others it may hire, including without limitation work rules, benefits and salary and wage structure, all as permitted by law.

        6.2)    COBRA.    MacroPore will be responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code and any applicable similar state laws, to provide continuation coverage to or with respect to any MacroPore employee in accordance with law with respect to any "qualifying event" occurring up to the date of hiring such employee by Medtronic. Medtronic will be responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code and any applicable similar state laws, to provide continuation coverage to or with respect to any Hired Employee in accordance with law with respect to any "qualifying event" which occurs following the date of hire.

        6.3)    Vacation.    MacroPore will promptly pay each Hired Employee for such Hired Employee's vacation accrued but unused to the date of such person's termination of employment with MacroPore.

        6.4)    Workers' Compensation.    MacroPore shall be responsible for all workers' compensation benefits, occupational diseases claims and employer liability claims payable to MacroPore employees with respect to (i) claims filed through the date such employee is hired by Medtronic and (ii) claims filed after such date resulting from a discrete event or injury occurring through such date. Medtronic shall be responsible for all workers' compensation benefits, and employer liability claims payable to Hired Employees with respect to a discrete event or injury occurring after the date of hire.

        6.5)    Severance.    MacroPore shall be responsible for paying to any employee of its sales organization all termination or severance benefits, if any, that MacroPore is required to pay, pursuant to its contracts or policies or pursuant to law, to such employee.

        6.6)    No Third Party Beneficiary.    The provisions of this Article 6 are not intended to and shall not be construed as granting rights to or vesting rights in any party or creating any third party beneficiary, including, without limitation, any Hired Employee.

ARTICLE 7.
INSPECTION, WARRANTY AND SERVICE

        7.1)    Inspection of Product.    Medtronic shall inspect all Products promptly upon receipt thereof, and in the event of any shortage, damage or discrepancy in or to a shipment of Products or in the event any of the Products fail to comply with the then current Specifications for the Products (except for latent defects not readily observable by Medtronic), Medtronic shall report the same to MacroPore within 60 days after delivery thereof to Medtronic and furnish such written evidence or other documentation as MacroPore reasonably may deem appropriate. If the substantiating evidence delivered by Medtronic reasonably demonstrates that such shortage, damage or discrepancy or nonconformity with Specifications existed at the time of delivery of the Products, Medtronic may return the Products to MacroPore, at MacroPore's expense, and, at Medtronic's request, MacroPore shall use all reasonable efforts to deliver promptly replacement Products to Medtronic in accordance with the delivery procedures set forth herein. Any Products not rejected by Medtronic by written notice given to MacroPore within such 60-day period (other than Products containing latent defects not readily observable by Medtronic) shall be deemed to have been accepted by Medtronic. Following any such acceptance, the sole remedies of Medtronic with respect to damage to or defects in the Products shall be those set forth in Sections 7.2 and 9.1.

        7.2)    Warranty.

          (a)  MacroPore represents and warrants to Medtronic that all Products sold under this Agreement will have been designed, manufactured, labeled, packaged and sold to Medtronic in accordance with all applicable laws and regulations, including (as applicable) FDA GMP requirements, European Medical Device Directive requirements, ISO 9001 certification or successor requirements, and all other applicable manufacturing requirements. Upon prior written notice, MacroPore shall cause Medtronic's regulatory personnel to be provided with reasonable access from time to time to the facilities and records of MacroPore for the purpose of confirming MacroPore's and the Product's compliance with all applicable laws and regulations.

          (b)  MacroPore warrants to Medtronic and to Medtronic's customers that Products shall, when delivered to Medtronic, meet the Specifications and, for a period equal to the greater of three years after sterilization (shelf life) or two years after delivery of the Product to the customer, be free from defects in materials and workmanship. The foregoing express warranty is contingent upon proper use of the Products in the applications for which they were intended as indicated in the Product label claims. Medtronic shall invoice MacroPore for, and MacroPore shall promptly pay, all shipping, transportation, insurance and other expenses actually incurred in replacing defective Products that were under warranty. MacroPore will repair, replace or credit Medtronic's account for any Product that it reasonably determines was defective at the time of shipment to Medtronic or that does not conform to the express warranties herein; provided, however, that MacroPore shall have no obligation under this warranty to repair, make replacements, or grant credits necessitated in whole or in part by accidents; failure to maintain in accordance with any transportation, storage, handling, or maintenance, instructions supplied by MacroPore; damage by acts of nature, vandalism, burglary, neglect or misuse; or other fault or negligence of Medtronic or (except for any strict liability of MacroPore) the customer or user. Prior to returning any Product alleged to be defective, Medtronic shall notify MacroPore in writing of the claimed defect and shall include the model and lot/serial number of such Product, as well as the number and date of the invoice therefor. No Product shall be returned without first obtaining a returned goods authorization from MacroPore, which authorization shall not be unreasonably withheld.

        7.3)    Limited Warranty.    THE EXPRESS WARRANTIES SET FORTH ABOVE ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, WHICH ARE HEREBY SPECIFICALLY DISCLAIMED, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. IN NO EVENT SHALL MACROPORE'S LIABILITY FOR PRODUCT WARRANTY INCLUDE ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES.

ARTICLE 8.
CERTAIN REPRESENTATIONS, WARRANTIES AND INDEMNITIES

        8.1)    Representations and Warranties.

          (a)  MacroPore represents and warrants to Medtronic that the execution and delivery by MacroPore of this Restated Distribution Agreement and the performance by MacroPore of its obligations hereunder have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or Bylaws of MacroPore, as amended, or any provision of any indenture, agreement or other instrument to which MacroPore or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of MacroPore. This Restated Distribution Agreement has been duly executed and delivered by MacroPore and constitutes the legal, valid and binding obligation of MacroPore, enforceable in accordance with its terms, subject, as to the enforcement of remedies, to the discretion of the courts in awarding equitable relief and to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

          (b)  Medtronic represents and warrants to MacroPore that the execution and delivery by Medtronic of this Restated Distribution Agreement and the performance by Medtronic of its obligations hereunder have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or Bylaws of Medtronic, as amended, or any provision of any indenture, agreement or other instrument to which Medtronic or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of Medtronic. This Restated Distribution Agreement has been duly executed and delivered by Medtronic and constitutes the legal, valid and binding obligation of Medtronic, enforceable in accordance with its terms, subject, as to the enforcement of remedies, to the discretion of the courts in awarding equitable relief and to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

ARTICLE 9.
INDEMNIFICATION

        9.1)    MacroPore's Liability.    MacroPore shall indemnify, defend and hold harmless Medtronic and each of its subsidiaries, officers, directors, employees, shareholders and distributors from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment) finally awarded ("Indemnifiable Losses"), resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of (i) any breach of representation, warranty, or agreement on the part of MacroPore under this Restated Distribution Agreement, (ii) Product Liability Damages with respect to the Products, or (iii) other negligence or intentional misconduct of MacroPore; provided that in no event shall MacroPore be liable for matters for which Medtronic is responsible under Section 9.2 below or for punitive or exemplary damages. MacroPore shall maintain product liability insurance or self-insurance in such amounts as ordinary good business practice for its type of business would make advisable and shall provide Medtronic with evidence of this coverage.

        9.2)    Medtronic's Liability.    Medtronic shall indemnify, defend and hold harmless MacroPore and each of its subsidiaries, officers, directors, employees, shareholders and suppliers from and against and in respect of any and all Indemnifiable Losses resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of (i) any breach of representation, warranty, or agreement on the part of Medtronic under this Restated Distribution Agreement, (ii) product claims whether written or oral, made or alleged to be made, by Medtronic in its advertising, publicity, promotion, or sale of any Products where such product claims were not provided by or approved by MacroPore, (iii) negligent handling by Medtronic of the Products or changes, additions or modifications to the Products by Medtronic, or (iv) other negligence or intentional misconduct of Medtronic; provided that in no event shall Medtronic be liable for matters for which MacroPore is responsible under Section 9.1 above or for punitive or exemplary damages. Medtronic shall maintain product liability insurance or self-insurance in such amounts as ordinary good business practice for its type of business would make advisable and shall provide MacroPore with evidence of this coverage.

        9.3)    Procedure.    If a claim by a third party is made and a party (the "Indemnitee") intends to claim indemnification under this Article 9, the Indemnitee shall promptly notify the other party (the "Indemnitor") in writing of any claim in respect of which the Indemnitee or any of its subsidiaries, directors, officers, employees, shareholders, suppliers or distributors intends to claim such indemnification and the Indemnitor shall have sole control of the defense and/or settlement thereof, provided that the Indemnitee may participate in any such proceeding with counsel of its choice at its own expense. The indemnity agreement in this Article 9 shall not apply to amounts paid in settlement of any Indemnifiable Losses if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action, if adversely prejudicial to its ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 9, but the omission to so deliver written notice to the Indemnitor shall not relieve the Indemnitor of any liability that it may otherwise have to any Indemnitee other than under this Article 9. If the Indemnitor fails to provide defense of the claim, and diligently defend or settle the same after receipt of notice from Indemnitee of, and a reasonable opportunity to cure such failure, the Indemnitee may defend or settle the claim without prejudice to its rights to indemnification hereunder, provided that the Indemnitee does so diligently and in good faith and further does not enter into any settlement or agree to any stipulation that would adversely affect the rights of the Indemnitor or impose any additional obligation on the Indemnitor without the Indemnitor's prior written consent (which consent will not be unreasonably withheld). The Indemnitee under this Article 9, its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives and provide full information in the investigation of any Indemnifiable Losses, in order to be covered by this indemnification.

ARTICLE 10.
TERM AND TERMINATION

        10.1)    Term.    This Restated Distribution Agreement shall continue in force until completion of the Know-How Transfer, as defined in the Asset Purchase Agreement (the "Term").

        10.2)    Termination.    Notwithstanding the provisions of Section 10.1 above, this Restated Distribution Agreement may be terminated by Medtronic for any reason upon 30 days' advance written notice.

        10.3)    Rights and Obligations on Termination.    In the event of termination of this Restated Distribution Agreement, the parties shall have the following rights and obligations:

          (a)  Termination of this Restated Distribution Agreement shall not release either party from the obligation to make payment of all amounts previously due and payable.

          (b)  The parties' obligations pursuant to Articles 7 and 9 and Sections 2.1, 2.2, 10.3, and 12.1 hereof shall survive termination of this Restated Distribution Agreement. All other provisions of this Restated Distribution Agreement shall terminate upon termination of this Restated Distribution Agreement.

ARTICLE 11.
FORCE MAJEURE

        11.1)    Notice of Force Majeure.    Upon giving notice to the other party, a party affected by an event of Force Majeure shall be released without any liability on its part from the performance of its obligations under this Restated Distribution Agreement, except for the obligation to pay any amounts due and owing hereunder, but only to the extent and only for the period that its performance of such obligations is prevented by the event of Force Majeure.

ARTICLE 12.
MISCELLANEOUS

        12.1)    Nondisclosure.    The parties agree not to disclose or use (except as permitted or required for performance by the party receiving such Confidential Information of its rights or duties hereunder) any Confidential Information of the other party obtained during the during the term of this Restated Distribution Agreement. Each party further agrees to take appropriate measures to prevent any such prohibited disclosure of Confidential Information by its present and future employees, officers, agents, subsidiaries, or consultants.

        12.2)    Public Announcement.    In the event any party proposes to issue any press release or public announcement concerning any provisions of this Restated Distribution Agreement or the transactions contemplated hereby, such party shall so advise the other parties hereto, and the parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued. Neither party will publicly disclose or divulge any provisions of this Restated Distribution Agreement or the transactions contemplated hereby without the other party's written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to such party's employees or customers or investors or prospective investors (subject to appropriate confidentiality obligations); provided that, prior to disclosure of any provision of this Agreement that either party considers particularly sensitive or confidential to any governmental agency or stock exchange, the parties shall cooperate to seek confidential treatment or other applicable limitations on the public availability of such information.

        12.3)    Complete Agreement.    This Restated Distribution Agreement and the Exhibit hereto and the Asset Purchase Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements whether written or oral relating hereto.

        12.4)    Waiver, Discharge, Amendment, Etc.    The failure of any party hereto to enforce at any time any of the provisions of this Restated Distribution Agreement shall not, absent an express written waiver signed by the party making such waiver specifying the provision being waived, be construed to be a waiver of any such provision, nor in any way to affect the validity of this Restated Distribution

Agreement or any part thereof or the right of the party thereafter to enforce each and every such provision. No waiver of any breach of this Restated Distribution Agreement shall be held to be a waiver of any other or subsequent breach. Any amendment to this Restated Distribution Agreement shall be in writing and signed by the parties hereto.

        12.5)    Successors and Assigns.    This Restated Distribution Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors or assigns of the parties hereto; provided, that (i) the rights and obligations of MacroPore herein may not be assigned except to any person who succeeds to substantially all of the assets and business of MacroPore to which this Restated Distribution Agreement relates, and (ii) the rights and obligations of Medtronic herein may not be assigned except to any person who succeeds to substantially all of that portion of Medtronic's business to which this Restated Distribution Agreement relates.

        12.6)    Notices.    All notices hereunder shall be deemed given if in writing and delivered personally or sent by telecopy (with confirmation of transmission) or certified mail (return receipt requested) or reputable courier service to the parties at the following addresses (or at such other addresses as shall be specified by like notice):

if to Medtronic, to:
Medtronic, Inc. World Headquarters 710 Medtronic Parkway Minneapolis, MN 55432-5604
with separate copies thereof addressed to
Attention:	General Counsel Telecopier No.: (763) 572-5459
and
Attention:	Vice President and Chief Development Officer Telecopier No.: (763) 505-2542
and if to MacroPore, to:
MacroPore Biosurgery, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: Christopher J. Calhoun FAX (858) 458-0995
with a copy to:
MacroPore Biosurgery, Inc. 6740 Top Gun Street San Diego, CA 92121 Attention: In-House Counsel FAX (858) 458-0994

        Any party may change the above specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally, by telecopy or by reputable courier service) or on the date shown on the return receipt (if delivered by mail).

        12.7)    Expenses.    Except as expressly provided herein, MacroPore and Medtronic shall each pay their own expenses incident to this Restated Distribution Agreement and the preparation for, and consummation of, the transactions provided for herein.

        12.8)    Governing Law.    This Restated Distribution Agreement shall be governed by and interpreted in accordance with the laws of the State of Minnesota, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of laws.

        12.9)    Titles and Headings; Construction.    The titles and headings to the Articles and Sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Restated Distribution Agreement. This Restated Distribution Agreement shall be construed without regard to any presumption or other rule requiring construction hereof against the party causing this Restated Distribution Agreement to be drafted.

        12.10)    Illegality; Severability.    In case any provision of this Restated Distribution Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        12.11)    Relationship.    This Restated Distribution Agreement does not make either party the employee, agent or legal representative of the other for any purpose whatsoever. Neither party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party. In fulfilling its obligations pursuant to this Restated Distribution Agreement, each party shall be acting as an independent contractor.

        12.12)    Benefit.    Nothing in this Restated Distribution Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Restated Distribution Agreement.

        12.13)    Survival.    All of the representations, warranties, and covenants made in this Restated Distribution Agreement, and all terms and provisions hereof intended to be observed and performed by the parties after the termination hereof, shall survive such termination and continue thereafter in full force and effect.

        12.14)    Counterparts.    This Restated Distribution Agreement may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument.

        12.15)    Execution of Further Documents.    Each party agrees to execute and deliver without further consideration any further applications, licenses, assignments or other documents, and to perform such other lawful acts as the other party may reasonably require to fully secure and/or evidence the rights or interests herein.

        IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Distribution Agreement to be executed in the manner appropriate to each, as of the date first above written.

MACROPORE BIOSURGERY, INC.
By:

Its:

MEDTRONIC, INC.
By:

Its:

The following Exhibits have been omitted in accordance with Regulation S-K Item 601(b)(2). MacroPore Biosurgery, Inc. agrees to provide a copy of any omitted Exhibit to the Securities and Exchange Commission upon request.

Exhibit A (Section 1)—Implant Description and Pricing

Exhibit A (Section 2)—Accessory Description and Pricing

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AMENDED AND RESTATED DISTRIBUTION AGREEMENT
RECITALS
ARTICLE 1 DEFINITIONS
ARTICLE 2. GENERAL OBLIGATIONS OF MEDTRONIC
ARTICLE 3. GENERAL OBLIGATIONS OF MACROPORE
ARTICLE 4. ORDERS FOR PRODUCTS
ARTICLE 5. PRICES AND PAYMENTS
ARTICLE 6. EMPLOYEES
ARTICLE 7. INSPECTION, WARRANTY AND SERVICE
ARTICLE 8. CERTAIN REPRESENTATIONS, WARRANTIES AND INDEMNITIES
ARTICLE 9. INDEMNIFICATION
ARTICLE 10. TERM AND TERMINATION
ARTICLE 11. FORCE MAJEURE
ARTICLE 12. MISCELLANEOUS